

June 21, 2010

F.H. Merelli
Chairman, President and Chief Executive Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203

> **Re: Cimarex Energy Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 1-31446**

Dear Mr. Merelli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Oil and Gas Properties, page 18

1.   You indicate that the effect of the new SEC rules was minimal "apart from the change to using the 12-month average pricing." This suggests that the change in pricing may have had a material impact. Please advise of the impact of the 12-month average price on your proved reserves.

2.   We note that your proved reserves increased by 15%. Provide the information required by Item 1202(a)(6) of Regulation S-K. See also Section II.G. of SEC Release No. 33-8995.

3.   Expand your disclosure regarding the internal controls as required by Item 1202(a)(7) of Regulation S-K. While you identify the existence of the Corporate Reservoir Engineering Group, the nature of you controls is not clear.

Definitive Proxy Statement on Schedule 14A

Long-Term Equity Incentive Awards, page 27

4.   On page 27 you state that the Committee will increase 2010 annual performance awards from 60,000 shares to 100,000 shares for the CEO and will increase the awards from 30,000 shares to 50,000 shares for the NEOs. The table on page 28 appears to show an increase of shares from 30,000 to 50,000 for the CEO and from 15,000 to 25,000 for each of the four NEOs. Please advise.

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 5

Production and Pricing Information, page 8

5.   We note the absence of production cost information. Item 1204 of Regulation S-K prescribes the disclosure of your production volumes, product prices and production costs (less production and ad valorem taxes) for each of the last three fiscal years. Please amend your document to comply with Item 1204.

Certain Risks, page 12

Our proved reserve estimates may be inaccurate and future net cash flows are uncertain., page 13

6.   We note the factors you list here are generally not under your control. Please expand this to discuss the risks associated with those factors you do control, e.g. recovery efficiencies, decline rates, PUD drilling schedules.

Properties, page 18

Oil and Gas Properties and Reserves, page 19

7.   Please tell us the portion of your proved reserves that are natural gas liquids. If material, these volumes, as well as price and reserves information, should be disclosed separately. Please amend your document if it is appropriate.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 28

Reserve Replacement and Growth, page 31

8.   You stated that the reserves added in 2009 from exploration and development and improved recovery totaled 312.3 BCFE. Please expand this to disclose the changes in reserves due to improved recovery separately from those changes due to exploration and development. This comment also applies to the proved reserves disclosures supplemental to the financial statements on page 87.

Recently Issued Accounting Standards, page 50

9.   We note your statement, "...[the revised rules] establish a uniform standard of reasonable certainty that applies to all proved reserves, regardless of location or distance from producing wells." Please expand this either by cross referencing Regulation S-X, Rule 4-10(a)(24) or including the entire definition of reasonable certainty contained therein.

Unaudited Supplemental Oil and Gas Disclosures, page 85

Oil and Gas Reserve Information, page 87

10.   Please amend your document to explain the significant changes to the disclosed proved reserves as required by FASB ASC paragraph 932-235-50-5 and to the disclosed proved undeveloped reserves as referenced by Item 1203(b) of Regulation S-K. This applies to changes due to extensions and discoveries as well as the changes due to improved recovery for all three years and the revisions of previous estimates for 2008.

11.   We note the statement that your PUD reserves increased by 111 BCFE during 2009 due to "new additions and revisions to previous estimates." Please amend this to disclose the portions of the increase due to additions – with explanation of the nature of the additions - and due to revisions.

12.   We note your statement "Two Bcfe of PUD reserves were converted to proved developed reserves during 2009". Please explain to us whether you have currently booked PUD reserves whose scheduled delay to initiation of development is beyond five years of first booking.

Standardized Measure of Future Net Cash Flows, page 89

13.   FASB ASC paragraph 932-235-50-35(g) requires the disclosure of changes to the standardized measure due to "previously estimated development costs incurred during the period". Please amend your document to comply with this requirement.

Exhibit 99.1

14.   Indicate the actual weighted average price used in estimating the reserves as this is a primary economic assumption. See Item 1202(a)(8)(v) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director